Exhibit 99.1

TIGER MEDIA, INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2014

SHANGHAI, CHINA — June 6, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based nationwide multi-platform media company, today announced its unaudited financial results for the first quarter of 2014.

FIRST QUARTER 2014 FINANCIAL HIGHLIGHTS

•	Advertising service revenues for the first quarter of 2014 were US$0.5 million, as compared to $0 for the corresponding period in 2013. During the first quarter of 2014, the Company entered into US$0.9 million of advertising contracts ranging from 3 days to 21 months. The seasonal decline in outdoor advertising during this period coupled with turnover of our sales team resulted in not meeting our revenue expectations for this quarter. Management intends to expend significant effort to increase the quality and size of our sales force in the course of the year.

•	Gross loss for the first quarter of 2014 was US$0.4 million, as compared to US$0.1 million for the corresponding period in 2013. The year-over-year increase for the first quarter of 2014 was mainly due to increases in the rental cost of shopping malls and amortization of LCD screens, which the Company developed during the last three quarters.

•	Loss from operations for the first quarter of 2014 was US$1.3 million, which is comparable to the US$1.3 loss for the 2013 first quarter.

•	Operating expenses for the first quarter of 2014, including sales and marketing expenses and general and administrative expenses, were US$0.9 million, as compared to US$1.2 million for the corresponding period in 2013. The year-over-year decrease for the first quarter of 2014 was mainly due to cost control.

•	Net loss attributable to Tiger Media shareholders for the first quarter of 2014 was US$1.2 million, the same as for the corresponding period in 2013. Non-GAAP[1] net loss attributable to Tiger Media shareholders for the first quarter of 2014 was $0.9 million, as compared to US$1.1 million for the corresponding period in 2013.

[1]	Tiger Media’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets.

•	Net income per basic and diluted share for the first quarter of 2014 were both US$0.03, as compared to US$0.04 for the corresponding period in 2013.

•	Cash and cash equivalents as of March 31, 2014 was US$4.9 million and shareholders’ equity was US$9.5 million. In the first quarter of 2014, the Company used US$0.5 million in its operating activities and US$0.2 million to acquire property and equipment.

FIRST QUARTER 2014 OPERATIONAL HIGHLIGHTS

•	Coverage network as of March 31, 2014 included 22 luxury shopping malls, excluding those for agency services, and 103 LCD screens, up from 10 luxury shopping malls and no LCD screens as of March 31, 2013.

•	Total broadcasting hours in the Company’s iScreen Outdoor LCD network for the first quarter of 2014 were 23,685 hours, as compared to none for the corresponding period in 2013.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, commented, “While the first quarter of 2014 has seen a steep decline in retail sales affecting the 22 luxury shopping malls with iScreens, we note that restaurant and entertainment venue sales remain upbeat and we have redirected our sales focus towards food and beverage and entertainment advertisements.

Since our launch of our iScreens, we have signed $4.4 million of advertising service contracts with major Chinese and international advertisers. Given the slower than expected sales in Shanghai, we have embarked on an optimization process for our iScreen network by adding and subtracting iScreens in certain locations. Management has adopted a prudent approach to our expansion efforts in other cities and will concurrently develop a smaller number of choice locations in each city this year rather than a full coverage network per city.” Mr. Tan continued, “We continue to identify strategic acquisitions or investments in the traditional and online advertising business which have proven to be a challenging task given the large valuations for domestically listed Chinese media companies. Additionally, we are pleased to announce in this release that we entered into a strategic alliance with DiningCity. As an update to my past comment, we have renewed our search for a permanent Chief Financial Officer candidate as the previously referred to candidate was unable to join us at the end of April 2014 due to unexpected personal reasons. She remains as a consultant to the Company.”

Stephen Zhu, COO of Shanghai operations, said: “We successfully passed the testing of WiFi and 3G capabilities on our iScreen Luxury Mall LCD screen media network in Shanghai. Our media network at high traffic locations in Shanghai is becoming interactive out-of-home hot-spots for our advertising clients with their consumers. Through the testing and development in Shanghai, we expect that the installations in the other cities throughout China this year will be WIFI and interactive ready when erected. As consumers use the WiFi service of our iScreens, our clients’ advertisements are being delivered to the consumer’s devices and we are obtaining more information on their spending habits and personal preferences. We intend to use this information and develop more interactive promotions and targeted advertising opportunities for our clients and continue to upgrade the value added functionality on our iScreens.”

Strategic Alliance with DiningCity Greater China on iScreens

Tiger Media is pleased to announce that on May 1, 2014, it entered into a strategic alliance agreement with DiningCity Greater China to launch a campaign to offer real-time table reservations on Tiger Media’s iScreens in the Wujiang Lu and the Xintiandi areas initially. The screens offer a list of restaurants within the vicinity with seat availability and distance radius (locally relevant). Each restaurant offers a discount or promotional deal exclusive to the iScreen if the user books a table through iScreen. Restaurant table availability is in real-time and confirmation is immediate via SMS text. The user can book a table instantly by simply filling in a phone number. The restaurant will hold the table for 20 minutes while the customer walks over to the restaurant. Participating hotels and restaurants offering dining deals include the Four Seasons Puxi hotel, Alfie’s by Kee (part of Dunhill group) in Plaza 66, The Langham Xintiandi, The Andaz hotel, T8, Ye Shanghai, and more. Toine Rooijmans, co-founder and director of DiningCity.cn, elaborates, “We are excited to partner with Tiger Media to extend the functionality of our services to a spectrum of O2O value-added services pertaining to the food and beverage industry.”

iScreen Interactive Outdoor Media

The Company presently provides free Wi-Fi service on iScreens located alongside at most of our contracted shopping malls in Shanghai and distributes clients’ advertisements through access to this service. Such distribution channel makes full use of iScreens’ interactive capabilities, creates traction for advertisements, pushes more end consumers to actively download advertisers’ information, and at the same time brings about high feedback and analytics to facilitate our clients’ O2O strategy in the face of strong competition from online retailers and ecommerce. Pizza Hut was the first advertiser to utilize our interactive media. There were 9,464 users browsing the Pizza Hut advertisements through Wi-Fi during a two-week airing time. We continue our efforts to promote the use of interactive forms of advertising and develop more O2O business models for clients.

AVAILABILITY OF FORM 20-F FOR YEAR ENDED DECEMBER 31, 2013

On March 31, 2014, the Company filed its Annual Report on Form 20-F for the year ended December 31, 2013, which includes the Company’s audited financial statements (the “2013 Form 20-F”). The 2013 Form 20-F is available on the Company’s website at www.tigermedia.com by clicking “Investor Relations”, then “SEC Filings”. The Company will send a hard copy of the Company’s complete 2013 Form 20-F upon the request of a shareholder to ir@tigermedia.com or by requesting a hard copy of the 2013 Form 20-F on the Company’s website.

ABOUT TIGER MEDIA

Tiger Media is a leading Shanghai-based multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options and amortization of intangible assets in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

FORWARD-LOOKING STATEMENTS

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether additional prominent advertisers will join our proprietary network; whether the Company will expend significant effort to increase the quality and size of its sales force during the course of the year; whether we will be successful in redirecting our sales focus on food and beverage and entertainment; whether we can expand our operations into additional cities in China; whether we can find a permanent CFO in a timely manner, and whether our media network is becoming interactive out-of-home hot spots for our advertising clients with their consumers; whether we can provide targeted advertising opportunities for our clients and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Peter Tan, 13817097881

ir@tigermedia.com

Tiger Media, Inc.

Condensed Consolidated Balance Sheet

(U.S. Dollars in thousands)

(unaudited)

	As of
	March 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,605	4,935
Accounts receivable, net	1,563	1,028
Amount due from related parties	40	13
Prepaid expenses and other current assets	799	940
Deferred tax assets	37	148

Total current assets	8,044	7,064
NON-CURRENT ASSETS
Property and equipment, net	1,584	1,441
Long-term deferred expenses	917	840
Intangible assets	2,001	1,910

Total non-current assets	4,502	4,191

Total assets	12,546	11,255

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,196	994
Acquisition consideration payable	464	460
Amounts due to related parties	73	89
Deferred revenue	9	—
Accrued expenses and other payables	235	209
Income taxes payable	4	15

Total current liabilities	1,981	1,767

Total liabilities	1,981	1,767
Shareholders’ equity	10,565	9,488

Total liabilities and shareholders’ equity	12,546	11,255

Tiger Media, Inc.

Condensed Statements Of Operations

(U.S. Dollars in thousands, except for share data, per share data and percentages)

(unaudited)

	Three Months Ended
	March 31,	March 31,
	2013	2014	Change
Advertising service revenues	—	502	—
Cost of revenues	(103)	(858)	733.0%

Gross loss	(103)	(356)	245.6%
Operating expenses:
Sales and marketing expenses	(95)	(208)	118.9%
General and administrative expenses	(1,083)	(704)	(35.0%)

Loss from operations	(1,281)	(1,268)	(1.0%)
Interest income	5	—	—

Loss before tax	(1,276)	(1,268)	(0.6%)
Income tax expense	90	101	12.2%

Net loss	(1,186)	(1,167)	(1.6%)
Loss per share, basic	(0.04)	(0.03)
Loss per share, diluted	(0.04)	(0.03)
Weighted average number of shares outstanding:
Basic	30,143,741	35,600,736
Diluted	30,143,741	35,600,736
Shares outstanding at end of period	30,143,741	35,600,736

Tiger Media, Inc.

Condensed Statements Of Cash Flows

(U.S. Dollars in thousands)

(unaudited)

	Three Months Ended
	March 31,	March 31,
	2013	2014	Change
Net cash used in operating activities	(1,872)	(486)	74.0%
Net cash used in investing activities	(291)	(157)	46.0%
Foreign currency translation adjustment	272	(27)	109.9%

Net decrease in cash and cash equivalents	(1,891)	(670)	64.6%
Cash and cash equivalents at beginning of year	7,209	5,605	(22.2%)

Cash and cash equivalents at end of year	5,318	4,935	(7.2%)

Tiger Media, Inc.

Reconciliation of GAAP to Non-GAAP Results

(U.S. Dollars in thousands)

(unaudited)

	Three Months Ended
	March 31,	March 31,
	2013	2014	Change
Net loss	(1,186)	(1,167)	(1.6%)
Adjustments related to:
Share-based compensation	99	127	28.3%
Amortization of intangible assets	—	92	—

Adjusted net loss (non-GAAP)*	(1,087)	(948)	(12.8%)

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments